November 21, 2022

VIA EDGAR

Office of Mergers and Acquisitions

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-0303

RE:	Turquoise Hill Resources Ltd.

Amendment No. 2 to Schedule 13E-3

Filed November 3, 2022

File No. 005-79590

Ladies and Gentlemen:

On behalf of our client, Rio Tinto plc (“Rio Tinto”) and its wholly-owned subsidiaries, Rio Tinto International Holdings Limited (“RTIH”), 7999674 Canada Inc., 46117 Yukon Inc. and 535630 Yukon Inc. (collectively, the “Rio Tinto Filers” and, together with Turquoise Hill Resources Ltd., the “Filing Persons”), we have set forth below responses to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the letter dated November 4, 2022 relating to the Rule 13e-3 transaction statement on Schedule 13E-3, initially filed by the Filing Persons on September 29, 2022 (together with the exhibits and any amendments thereto, the “Schedule 13E-3”). For ease of reference, the text of each of the Staff’s comments is set forth in full in this letter in italics with the response immediately following each italicized comment.

Concurrently with the delivery of this letter, the Filing Persons are filing an amendment to the Schedule 13E-3 (“Amendment No. 3”). Amendment No. 3 contains updated and supplemental disclosures to the Schedule 13E-3 as described in this letter. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13E-3.

Amended Schedule 13E-3 filed November 3, 2022

General

1.

We note that the Company issued a press release, attached as Exhibit 99.1 to the Form 6- K filed on November 2, 2022, disclosing that Parent and Purchaser entered into agreements with the Named Shareholders where the Named Shareholders have agreed to withhold their votes to approve the Arrangement in exchange for receiving 80% of the Consideration within two business days of closing of the Arrangement and 20% of the Considerations, plus interest thereon, upon final determination of certain dissent procedures. The Agreements also provide for the mediation and, if necessary, arbitration of the fair value amount remaining to be paid, if any, by Purchaser to the Named Shareholders to resolve the dissent proceedings and the damages or compensation amount, if any, to be paid by Purchaser to the Named Shareholders to resolve the Oppression Claims, suggesting the possibility that the Named Shareholders could receive more than the C$43.00 per share in cash that other Minority Shareholders of the Company will receive. We also note that shareholders as of the Record Date have the ability to submit proxies until the voting deadline of 10:30 a.m. (Eastern time) on November 4, 2022 and that the meeting has been postponed until 10:30 a.m. (Eastern time) on November 8, 2022. Given the potential impact such disclosure may have on a shareholder’s voting decision – either to amend a previously cast vote or to submit an initial vote – please advise why both the Company and Rio Tinto believe that limiting a shareholder’s ability to amend or submit proxies by establishing a voting deadline of 10:30 a.m. (Eastern time) on November 4, only two business days following dissemination of the aforementioned information, as opposed to e.g., five business days, will provide shareholders with sufficient time to make a reasonably informed voting decision, especially given (i) the heightened concerns that are present in a Rule 13e-3 transaction, (ii) the unusual nature of the arrangement between Rio Tinto and the Named Shareholders disclosed in the November 2 press release, (iii) the range and complexity of outcomes such arrangement may produce with respect to the amount of consideration paid to the Named Shareholders as compared to the other Minority Shareholders and (iv) as a result of the Agreements with the Named Shareholders, the Majority of the Minority Vote will exclude the 32,617,578 Shares beneficially owned by the Named Shareholders such that, based on the proxies received to date, which may have been cast prior to Minority Shareholders becoming aware of these new developments, the Arrangement Resolution would be approved by the Majority of the Minority Vote. It is our understanding that the Company may not extend the meeting date beyond November 8, and the related voting deadline two business days prior, without the prior written consent of Rio Tinto. In light of this restriction, we request that each of the Company and Rio Tinto separately respond to this comment.

Response: The Rio Tinto Filers respectfully acknowledge the Staff’s comment and advise the Staff that the Agreements disclosed in the November 2 press release have been terminated and that no party thereto has any continuing obligation thereunder. Furthermore, Turquoise Hill Resources Ltd. has postponed its shareholder meeting and correspondingly extended the deadline for shareholders as of the Record Date to submit proxies to vote in respect of the Arrangement. The dates for such meeting and such deadline have not yet been determined.

2.

Given the new information outlined in the press release dated November 2, please provide updated disclosure as to whether and why the Company and Rio Tinto continue to believe that the transaction is fair to unaffiliated security holders with specific discussion of the Agreements referenced in the preceding comment. We request that each of the Company and Rio Tinto separately respond to this comment given their respective disclosure obligations. See Item 8 of Schedule 13E-3 and Item 1014(a) and (b) of Regulation M-A.

Response: The Rio Tinto Filers respectfully acknowledge the Staff’s comment and advise the Staff that Item 8 of the Schedule 13E-3 has been supplemented in response to the Staff’s comment and the termination of the Agreements.

3.

Refer to the disclosure previously provided by Turquoise Hill and the Rio Tinto Filers in the Initial Schedule 13E-3 responsive to Item 7 of Schedule 13E-3. Please update such disclosure to provide a reasonably detailed discussion of the effects the Agreements have on Turquoise Hill and its affiliated and unaffiliated security holders. Also include in such discussion the reasons for the structure of the Agreements. We request that each of the Company and Rio Tinto separately respond to the applicable portions of this comment given their respective disclosure obligations. Refer to Item 7 of Schedule 13E-3 and Item 1013(c) and (d) of Regulation M-A, including Instruction 2 thereto.

Response: The Rio Tinto Filers respectfully acknowledge the Staff’s comment and advise the Staff that Item 7 of the Schedule 13E-3 has been supplemented in response to the Staff’s comment and the termination of the Agreements.

If you have any questions or comments regarding Amendment No. 3 or the foregoing responses, please do not hesitate to contact me by telephone (212-558-3109) or email (millersc@sullcrom.com).

Very truly yours,

/s/ Scott D. Miller

Scott D. Miller

cc:	Steven Allen (Rio Tinto plc)

Dustin Isaacs (Turquoise Hill Resources Ltd.)

Adam Givertz / Ian Hazlett (Paul, Weiss, Rifkind, Wharton & Garrison LLP)

Alex Moore (Blake, Cassels & Graydon LLP)

Steve Malas (Norton Rose Fulbright Canada LLP)

Shea Small (McCarthy Tétrault LLP)